Exhibit 99.1

BW LPG Limited - Repurchase of own shares

Singapore, 16 April 2025

BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code: “BWLP”) has purchased a total of 316,437 of its own ordinary shares from 8 April 2025 to 11 April 2025 at an average price of USD 8.63 per share. The shares were purchased in accordance with the share buy-back program announced on 8 April 2025. Under the share buyback program, the Company may purchase up to 3 million ordinary shares for a maximum amount of USD 20 million.

After these transactions, BW LPG holds 7,939,347 of its ordinary shares, representing 4.98% of the total issued shares. The shares purchased will be held as Treasury Shares.

An overview of all transactions made under the program that have been carried out during the above-mentioned period is attached to this report and available at www.newsweb.no.

For further information, please contact

Kristian Sørensen
Chief Executive Officer

Samantha Xu
Chief Financial Officer

investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating a fleet of more than 50 Very Large Gas Carriers (VLGCs) with a total carrying capacity of over 4 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and a growing presence in LPG terminal infrastructure and distribution, BW LPG offers an integrated, flexible, and reliable service to customers along the LPG value chain. Delivering energy for a better world - more information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, and water treatment.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.